Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, The Alkaline Water Company Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of The Alkaline Water Company Inc., effective at the opening of the trading session on April 1, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staff determination on October 11, 2023. On October 18, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On November 21, 2023, the Company received an additional delist determination for its failure to meet the requirements in Listing
Rule 5250(c)(1).
On January 11, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
On February 2, 2024, based on the Company failure to meet the terms of the January 11 decision, the Company determined to delist the Company securities effective on February 6, 2024.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on March 18, 2024.